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SEC FILE NUMBER
8-50629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 05 2002 WASH. D.C. 365 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asset Alliance Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Third Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Bruce H. Lipnick **(212) 207-8786**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 08 2002 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Asset Alliance Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President & Chief Executive Officer

Title

Notary Public

SANDRA BORZOMI
Notary Public, State of New York
No. 01BO5056762
Qualified in Nassau County
Commission Expires March 11, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Asset Alliance Investment Services, Inc.

December 31, 2001
with Report of Independent Auditors

Asset Alliance Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Shareholder and Board of Directors
Asset Alliance Investment Services, Inc.

We have audited the accompanying statement of financial condition of Asset Alliance Investment Services, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Asset Alliance Investment Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 19, 2002

Asset Alliance Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 18,653
Due from Parent	3,622
Total assets	$ 22,275
Stockholder's equity	
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	$ 1
Additional paid-in capital	100,820
Accumulated deficit	(78,546)
Total stockholder's equity	$ 22,275

See accompanying notes to statement of financial condition.

Asset Alliance Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Business and Organization

Asset Alliance Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company was formed for the purpose of providing a broad range of marketing and investor services for the Parent's affiliated asset managers. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). The Company acts as an introducing broker-dealer which does not receive, directly or indirectly, securities from or for (or owe funds or securities to) customers. The Company is required to maintain minimum net capital, as defined, of $5,000. As of December 31, 2001, the Company had net capital of $18,653, which exceeds the required minimum by $13,653. Payment of dividends and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. Related Party Transaction

Administrative services are provided by the Parent at no cost to the Company. The amount due from Parent is non-interest bearing and is payable on demand.

5. Subsequent Event

During January 2002, the Company received a capital contribution of $20,000 from the Parent.